UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

July 15, 2016

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(First Section of the Tokyo Stock Exchange)

Notice Concerning Introduction (and Details) of Performance-Based Stock Compensation Program

On May 15, 2015 Mizuho Financial Group, Inc. (the “Company”) announced its revision of the compensation system for directors (excluding outside directors), executive officers as defined in the Companies Act and executive officers as defined in our internal regulations of the Company, as well as directors (excluding outside directors) and executive officers as defined in our internal regulations of the Company’s subsidiaries, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd., to newly introduce a new performance-based stock compensation program using a trust (the “Program”). The details of the Program, such as the time that the trust will be established, the time that the shares will be acquired and the total number of shares to be acquired, were determined today as follows:

1. Summary of the Program

(1) Name: Board Benefit Trust

(2) Entrustor: The Company

(3) Trustee: Mizuho Trust & Banking Co., Ltd.

(Re-trustee: Trust & Custody Services Bank, Ltd.)

(4) Beneficiaries:	Directors (excluding outside directors), executive officers as defined in the Companies Act and executive officers as defined in our internal regulations of the Company, as well as directors (excluding outside directors) and executive officers as defined in our internal regulations of the Company’s subsidiaries, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd. (collectively, the “Company Group Officers”).

(5) Trust administrator: A third party that has no conflict of interest with the Company is to be selected

(6) Type of trust: Money held in trust other than in the form of a monetary trust (third party beneficiary trust)

(7) Date of execution of the trust agreement: July 26, 2016 (scheduled)

(8) Date on which funds are entrusted: July 26, 2016 (scheduled)

(9) Period of the trust:	From July 26, 2016 (scheduled) until the completion of the trust (no termination date will be set as the trust continues for as long as the Program itself continues)

*	The Company, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd. are hereinafter collectively referred to as the “Company Group”.

*	The above entrustment will be made after obtaining the necessary approval under the Companies Act.

2. Details of the Company’s Shares to be acquired under the Program

(1) Type of shares to be acquired: Common stock of the Company

(2) Amount of funds entrusted to acquire the shares: Up to JPY 1,800,000,000 yen

(3) Maximum number of shares to be acquired: 9,000,000 shares

(4) Method of acquiring shares: From the stock market

(5) Period of acquiring shares: From July 26, 2016 (scheduled) to August 5, 2016 (scheduled)

*	For the next fiscal year and each following fiscal year, the Company Group plans to continuously provide Company Group Officers the same type of performance-based stock compensation as the Program through additional entrustments to the trust established under the Program, etc.

3. Structure of the Program

(1)	The Company resolves to introduce the Program at the Compensation Committee meeting. Further, each company in the Company Group (excluding the Company) will obtain the approval of directors’ compensation by a resolution of the shareholders’ meeting with regard to the introduction of the Program.
(2)	Each company in the Company Group will establish the Rules on Distribution of Shares pertaining to the compensation for directors, executive officers and managing directors with regard to the introduction of the Program.
(3)	The Company will entrust money based on the compensation committee’s resolution described in (1) above (the trust established by such entrustment, the “Trust”). Each company in the Company Group (excluding the Company) will reimburse the Company according to the distribution of the Company’s shares to its own Company Group Officers.
(4)	The Trust will acquire shares of the Company from the stock market using the money entrusted in (3) above.
(5)	The Company Group will grant evaluation points to the Company Group Officers in accordance with the Rules on Distribution of Shares.
(6)	The Trust will, in accordance with the directions of the trust administrator who is independent from the Company, not exercise voting rights with regard to the Company’s shares in the Trust.

(7)	The Trust will distribute shares in the Company to the beneficiaries, who are the Company Group Officers that have satisfied the requirements for benefits set forth in the Rules on Distribution of Shares.
(8)	Should any shares remain when the Trust expires, the remaining shares will be transferred without payment from the Trust to the Company and cancelled in accordance with a board of directors’ resolution. It is intended when the Trust expires the monies remaining (limited to amounts exceeding the cash reserves that were contributed separately from the funds to acquire shares for the purpose of covering expenses, etc., during the term of the Program) are to be donated to an organization that has no conflicts of interest with the Company Group or Company Group Officers.

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Contact: Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel. 81-3-5224-2026